UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

BANCROFT FUND LTD.
(Name of Issuer)

Shares of Beneficial Interest
(Title of Class of Securities)

059695106
(CUSIP Number)

November 7, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☒         Rule 13d-1(c)

☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.		Erik E. Bergstrom
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	268,688
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	268,688
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		268,688
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9)		5.2%
12.	Type of Reporting Person (See Instructions)		IN

1.	Names of Reporting Persons.	Erik E. Bergstrom Living Trust U/A Dated 12/6/74
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Citizenship or Place of Organization	California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	87,500
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	87,500
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	87,500
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	1.7%
12.		Type of Reporting Person (See Instructions)	OO

1.	Names of Reporting Persons.	Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Citizenship or Place of Organization	California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	0
	6.	Shared Voting Power	181,188
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	181,188
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	181,188
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	3.5%
12.		Type of Reporting Person (See Instructions)	OO

Item 1(a).	Name of Issuer:

Bancroft Fund Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Office:

65 Madison Avenue, Suite 550, Morristown, NJ  07960

Item 2(a).	Name of Person Filing:

Erik E. Bergstrom
Erik E. Bergstrom Living Trust U/A Dated 12/6/74
Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of Erik E. Bergstrom and Erik E. Bergstrom Living Trust U/A Dated 12/6/74, is P.O. Box 126, Palo Alto, California 94302.  The business address of the Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust is P.O. Box 520, Palo Alto, California 94302.

Item 2(c).	Citizenship:

See Items 4 to pages 2-4 which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

Shares of Beneficial Interest

Item 2(e).	CUSIP Number:

059695106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

The following table specifies as of November 7, 2008 the number of shares of beneficial interest as to which each person named in Item 2(a) has sole or shared power to vote or direct the vote or to dispose or direct the disposition, as well as the percentages such shares constitute of the shares of beneficial interest reported to be outstanding as of April 30, 2008 in the Issuer’s Form N-CSR Certified Shareholder Report of Registered Management Investment Companies filed with the Securities and Exchange Commission on July 9, 2008.

Name[1]	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Number of Shares	Percentage of Outstanding Shares
Erik E. Bergstrom	268,688	0	268,688	5.2%[2]
Erik E. Bergstrom Living Trust U/A Dated 12/6/74	87,500	0	87,500	1.7%
Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust	0	181,188	181,188	3.5%

1The reporting persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder.  Membership in such a group is hereby disclaimed.

2Consists of shares of Common Stock owned by the Erik E. Bergstrom Living Trust U/A Dated 12/6/74 and Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust.  Pursuant to Rule 13d-4, Erik E. Bergstrom hereby disclaims beneficial ownership of all shares owned by Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 1.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below, each of the signatories certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2008	/s/ Erik E. Bergstrom Erik E. Bergstrom
Erik E. Bergstrom Living Trust U/A Dated 12/6/74 By: /s/ Erik E. Bergstrom Erik E. Bergstrom Trustee
Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust By: /s/ Erik E. Bergstrom Erik E. Bergstrom Trustee

EXHIBITS LIST

Exhibit 1                                   Identity of Group Members                                                       Page 9

Exhibit 2                                      Joint Filing Undertaking                                                             Page 10

EXHIBIT 1

IDENTITY OF GROUP MEMBERS

Erik E. Bergstrom

Erik E. Bergstrom Living Trust U/A Dated 12/6/74

Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust

EXHIBIT 2

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: November 14, 2008	/s/ Erik E. Bergstrom Erik E. Bergstrom
Erik E. Bergstrom Living Trust U/A Dated 12/6/74 By: /s/ Erik E. Bergstrom Erik E. Bergstrom Trustee
Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust By: /s/ Erik E. Bergstrom Erik E. Bergstrom Trustee